Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: Sankyo Co., Ltd.

Subject Company: Sankyo Co., Ltd. and

Daiichi Pharmaceutical Co., Ltd.

SEC File No. 132-

Business Integration of Daiichi Pharmaceutical Co., Ltd and Sankyo Co., Ltd

25 February, 2005

Background to Integration

Kiyoshi Morita President & CEO

Daiichi Pharmaceutical Co., Ltd

Today’s Announcement

Basic Agreement concluded today to integrate businesses of Daiichi and Sankyo

Holding company to be established on Oct 1*

Complete integration of prescription pharmaceutical operations by April 2007*

*Dates are proposed dates only

Outline of Holding Company

Name DAIICHI SANKYO COMPANY, LIMITED

Timing of Integration 01 October, 2005*

Integration Process Companies to become

subsidiaries of joint holding

company through joint share

transfer

Head Office Present Head Office of Sankyo

Delisting and Listing

28 September, 2005* — Daiichi, Sankyo delisted

01 October, 2005* — Holding company to be listed Stock Transfer Ratios

1.159 shares in holding company for each Daiichi share

1 share in holding company for each Sankyo share

*Dates are proposed dates only

Milestones

March 2005 Establishment of Integration

Committee

May 2005 Signing of Definitive Agreement

June 2005 Shareholders’ Meeting

End Sept 2005 Delisting of existing companies

1 October 2005 Holding company established

April 2007 Complete integration of

prescription pharmaceutical

operations

*Dates are proposed dates only

DAIICHI SANKYO

Achievement of true competitiveness as a Japan based global pharma-innovator

DAIICHI SANKYO

Background

Sluggish Domestic Market Growth

Market size in US $ billion

1993 2003

U.S. 74.7 219.5 (+294%)

Europe 65.9 135.1 (+205%)

Japan 45.9 58.9 (+123%)

Office of Pharmaceutical Industry Research

Foreign Players Increase Japan Share

Domestic Market Share of Prescription Drugs

1990 2000 2003

Top 10

Japanese 35% 33% 32%

Firms

Top 10

15% 18% 27%

Foreign Firms

Total 50% 51% 59%

Increasing Costs / Decreasing Approvals

R&D expenditure (Billions of Yen)

90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

32 35 33 40 45 25 24 15 21 39 23 24 15 15

500 600 700 800 900 1000

0 5 10 15 20 25 30 35 40 45 50

New drugs

Source: JPMA

Global / Local Differential

Comparison of Global Top 10 and Japanese Top 10

Pharmaceutical Sales

(FY2003, 100 Billion of Yen)

2.5 2.0 1.5 1.0 0.5 0.0

2.3

0.3

Global Japan

R&D Expenditure

(FY 2003, 100 Billions of yen

5.0 4.0 3.0 2.0 1.0 0.0

4.1 0.6

Global Japan

Source JPMA (Currency Calculation by PRAP Japan)

Benefits

Benefits of Integration

Greater R&D depth in franchise categories

Global reach and overwhelming domestic sales strength

Expansion of corporate strategy options arising from increased scale

Increased operational efficiency

Enhancement of personnel resources

Benefits for Daiichi

Enhancement of global clinical discovery trial capabilities and greater depth in research capabilities

Further enhancement of domestic sales strength through doubling of MR numbers and increased share with specified distributors

Increased business opportunities such as European expansion

World Class R&D Budget

R&D Expenditures — March 04 (100 mil yen)

0 200 400 600 800 1000 1200 1400 1600

DAIICHI SANKYO

Astellas Takeda Sankyo Fujisawa Yamanouchi Eisai Daiichi Mitsubishi Welpharma Chugai Ono Shionogi Tanabe Taisho

242 246 298 309 435 505 607 690 690 701 736 867 1297 1437 1474

Source: JMPA

Leading Ranking in Domestic Sales

Sales Ranking March 2004 (100 million yen)

0 1000 2000 3000 4000 5000 6000 7000 8000

Takeda DAIICHI SANKYO Astellas Sankyo Yamanouchi Pfizer Eisai Daiichi Fujisawa Chugai Novartis Mitsubishi Welpharma

2004 2101 2183 2406 2499 2607 2968 3434 3767 5840 6266 7519

Source: JMPA

A Japan based global pharma-innovator DAIICHI SANKYO

Synergies

Takashi Shoda President & CEO Sankyo Co., Ltd.

Benefits of Integration

Greater R&D depth in franchise categories

Overwhelming domestic sales strength and global reach

Expansion of corporate strategy options arising from increased scale

Increased operational efficiency

Enhancement of personnel resources

Benefits for Sankyo

Strengthening of product mix in franchise categories, centering on cardiovascular

Access to Daiichi’s expertise and know-how in cancer category

Seamless pipeline post- CS-747, CS-505

Increase in number of quality MR’s domestically

Increase in corporate strategy options through expansion of overseas operations

Enhancement of corporate strategy in Asia (China, Korea)

Increased Depth in R&D

Capabilities

Daiichi Sankyo

Immune disorders Anti-allergic agents Cardiovascular diseases Anti-thrombotic agents Anti-inflammatory agents

Anti-infective agents Anti-cancer agents

Bone Disorders

Glucose Metabolic Disorders

Combined R&D Budget of \150 Billion

Seamless Development Pipeline

	Phase I	Phase II	Phase III	Application
Cardiovascular	SUN N8075	DU-176 b	HGF PAD	Plavix
	CS-866AZ	DX-9065a	CS-747	CS-866CMB
		HGF IHD	CS-866DM	
		SUN 4936h		
		SUN N4057		
		CS-505		
Antibacterial	DX-619	DU-6859a (U. S)	DU-6859a (Japan)	DF-098
	CS-758	CS-023	SUN A0026	
	CS-8958			

Source: Company Data

22

Seamless Development Pipeline (cont)

Phase I Phase II Phase III Application

Glucose Metabolic

Allergy & Immune

SUN E7001 CS-872 CS-706 DW-908e CS-712

CS-011 CS-917 SNK-860 SUN E3001 CS-003

WelChol CS-600G IGE025 LX-A

Seamless Development Pipeline (cont)

	Phase I	Phase II	Phase III	Application
Cancer	CS-1008	TZT-1027		Topotecin
Cancer		DJ-927		
Others	KMD-3213 (China)	SUN Y7017 (Severe)	Feron (Additional indication)	DL-404
Others	CS-526	CS-088	Evoxac	KMD-3213 (Japan)
Others			SUN Y7017 (Mild to Moderate)	DD-723
Others			CS-801	SUN Y4001
Others			CS-1401E	CS-419

24

World Leader in Patents

Number of disclosed patents in Japanese market (2003)

0 50 100 150 200 250 300 350

Pfizer GlaxoSmithKline Merck Takeda AstraZeneca Aventis DAIICHI SANKYO

Abbott Astellas Sumitomo Novartis Mitsubishi Pharma Chugai Bayer Boehringer I

Daiichi Sankyo Roche Kyowa

314 286

189

184 170

136 126

98

95

83

70

67

67 65 64 62 62

61

Source: JPMA

Domestic Competitiveness

Effect		Products
Cardiovascular Diseases		
	Antihyperlipedemic	Mevalotin Livalo
	βblocker	Artist
	Antiarrhythmic	Sunrythym
	Acute Cardiac Failure	Hanp
	ACE Inhibitor	Acecol、Coversyl
	Anti Platelet	Panaldine
	ARB	Olmetec
	Ca Channel Blocker	Calblock
Oral antibacterial		Cravit、Banan、Ketek、Taravid
Contrast media		Omnipaque, Omniscan
Anti-inflamatory		Loxonin、Mobic、Miltax
Anti-allergy		Zyrtec、Alesion
Chronic renal failure		Kremezin

26

Number of Domestic MRs

- 500 1,000 1,500 2,000 2,500 3,000 3,500

Pfizer

DAIICHI SANKYO

Astellas AstraZeneca

Novartis Chugai Takeda Banyu

GSK

MitsubishiPharma Shionogi

Yamanouchi Daiichi Sankyo Fujisawa

Source: MIX

Number of Details

2004.03 Sales Calls (1,000)

DAIICHI SANKYO

Astellas Pfizer Takeda Sankyo Shionogi Fujisawa Yamanouchi Daiichi

0 20000 40000 60000 80000

Source :IMS JDI 2004

Increased Presence with Wholesalers

Share at Top 20 Wholesalers

Top 9 companies

Second 1 company

Third 2 companies

Fourth 3 companies

Fifth 1 company

Sixth or lower 4 companies

Source: Crecon Top 20 wholesalers cover 79% of market

Enhanced Overseas Reach

Total of 2,200 MR in 33 locations

Asia South North Europe America America Locations 10 2 7 14

# of MR 400 160 850 800

Others

Expansion of corporate strategy options arising from increased scale

Increased operational efficiency

Enhancement of personnel resources

Outline of Holding Company

Organizational Chart

Joint Holding Company

Shareholders Meeting

Audit Committee/ Auditors

Board of Directors

President & CEO

Management Committee Chair-President

Strategy Planning Finance

Corporate Communications Integration Committee

Directors and Officers

Representative Director & Chairman

Kiyoshi Morita

Representative Director & President CEO

Takashi Shoda

Executive Director Hiroyuki Nagasako

Executive Director Hideho Kawamura

Executive Director Yasuhiro

Ikegami

Executive Director Tsutomu Une

Non-executive Director 4 (to be

appointed)

Corporate Auditor 2 (to be appointed)

External Corporate Auditor 2 (to be appointed)

Integration Process

Phase I

October 2005*

Joint Holding Company

Gradual Integration

Daiichi

Sankyo

Phase II

April 2007*

Operational Holding Company

Domestic Prescription Pharmaceutical Sales Research & Development Quality Control Corporate Divisions

Overseas Subsidiaries

US Europe ROW

Subsidiaries

Supply Chain and Production Business Support IT

OTC Subsidiaries

Non-prescription Pharmaceutical Divisions

Corporate Mission

It is our mission to reply to the medical needs of people around the globe through the ongoing creation of innovative pharmaceuticals and services

In all operational processes, functions and organizational structure we will leverage the strengths of each company, learn from each other with an open mind and objectively appraise and adopt the best of best, placing the interests of the integrated company first

This is an equal integration, with fair, and non-discriminatory policies in job assignment and opportunities, merit based appraisal and remuneration, regardless of previous affiliation, nationality, age or gender.

A Japan based global pharma-innovator DAIICHI SANKYO

Filings with the U.S. SEC

Sankyo Co., Ltd, and Daiichi Pharmaceutical Co., Ltd may file a registration statement on Form F-4 with the U.S. SEC in connection with the proposed business combination of Daiichi Pharmaceutical Co., Ltd and Sankyo Co., Ltd, under a new holding company by way of a joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd plan to mail the prospectus contained in the Form F-4 to their U.S. shareholders prior to the shareholders meetings at which the share exchange will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about Sankyo Co., Ltd and Daiichi Pharmaceutical Co., Ltd, the joint share transfer and related matters. U.S. shareholders of Sankyo Co., Ltd are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the joint share transfer will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the business combination will be made available to shareholders, free of charge, by calling, writing or e-mailing:

Sankyo Co., Ltd: Daiichi Pharmaceutical Co., Ltd;

Mr Shigemichi Kondo Mr Toshio Takahashi

Corporate Communications Dept Corporate Communications Dept

3-5-1 Nihonbashi-honcho, Chuo-ku, Tokyo 14-10 Nihonbashi, 3-chome, Chuo-ku, Tokyo,

Tel: +813-5255-7034 Tel: +813-3273-7107

shige-k@sankyo.co.jp andokb5o@daiichipharm.co.jp

You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sankyo Co.,Ltd and Daiichi Pharmaceutical Co., Ltd and their combined businesses after completion of the joint share transfer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Sankyo Co., Ltd and Daiichi Pharmaceutical Co,. Ltd believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sankyo Co., Ltd and Daiichi Pharmaceutical Co., Ltd, securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sankyo Co., Ltd and Daiichi Pharmaceutical Co., Ltd, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by Sankyo Co., Ltd and Daiichi Pharmaceutical Co., Ltd. including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that Sankyo Co., Ltd and Daiichi Pharmaceutical Co., Ltd. may file with the U.S. SEC. Other than as required by applicable law, neither Sankyo Co, Ltd nor Daiichi Pharmaceutical Co., Ltd undertakes any obligation to update or revise any forward-looking information or statements.